SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549

                            SCHEDULE 13D
             Under the Securities Exchange Act of 1934

				   (Amendment #3)

   Gulf Canada Resources Limited
             ___________________________________________
                          (Name of Issuer)


                           Ordinary Shares
             ___________________________________________
                  (Title of Class and Securities)


                             40218L305
             ___________________________________________
               (CUSIP Number of Class of Securities)


                          O. Mason Hawkins
                  Chairman of the Board and C.E.O.
                                and
                         Charles D. Reaves
                  Vice President & General Counsel

                Southeastern Asset Management, Inc.
                   6410 Poplar Avenue;  Suite 900
                         Memphis, TN  38119
				   (901) 761-2474
    ___________________________________________________________

    (Name, Address and Telephone Number of Person Authorized to
                Receive Notices and Communications)


February 12, 2001
             ___________________________________________
                   (Date of Event which Requires
                     Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box: [X]




CUSIP No. 40218L305                                        13D
___________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
     Southeastern Asset Management, Inc.      I.D. No. 62-0951781
___________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
___________________________________________________________________
(3)  SEC USE ONLY
___________________________________________________________________
(4)  SOURCE OF FUNDS
     OO:  Funds of investment advisory clients
___________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                 [ ]
___________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Tennessee
___________________________________________________________________
                                   :(7) SOLE VOTING POWER
                                   :   (Discretionary Accounts)
NUMBER OF SHARES BENEFICIALLY      :    20,531,500 shares
OWNED BY EACH REPORTING PERSON     ________________________________
WITH                               :(8) SHARED OR NO VOTING POWER

                                   :    19,826,560 shares (Shared)
                                         2,129,900 shares (None)
                                   ________________________________
                                   :(9) SOLE DISPOSITIVE POWER
                                   :   (Discretionary Accounts)
                                   :    22,661,400 shares
                                   ________________________________
                                   :(10) SHARED DISPOSITIVE POWER
                                   :     19,826,560 shares

___________________________________________________________________
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      42,487,960 shares
___________________________________________________________________
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
      CERTAIN SHARES
___________________________________________________________________
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      7.8%
___________________________________________________________________
(14)  TYPE OF REPORTING PERSON
      IA
___________________________________________________________________

CUSIP No. 40218L305                                        13D
___________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
 	Longleaf Partners Small-Cap Fund	I.D. No. 62-1376170
___________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
___________________________________________________________________
(3)  SEC USE ONLY
___________________________________________________________________
(4)  SOURCE OF FUNDS
     OO:  Funds of investment company shareholders
___________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                 [ ]
___________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Massachusetts
___________________________________________________________________
                                   :(7) SOLE VOTING POWER
                                   :
NUMBER OF SHARES BENEFICIALLY      :   None
OWNED BY EACH REPORTING PERSON     ________________________________
WITH                               :(8) SHARED VOTING POWER

                                   : 	19,826,560 shares

                                   ________________________________
                                   :(9) SOLE DISPOSITIVE POWER
                                   :
                                   :   None
                                   ________________________________
                                   :(10) SHARED DISPOSITIVE POWER
                                   : 	19,826,560 shares

___________________________________________________________________
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      19,826,560 shares
___________________________________________________________________
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
      CERTAIN SHARES
___________________________________________________________________
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      3.7%
___________________________________________________________________
(14)  TYPE OF REPORTING PERSON
      IV
___________________________________________________________________

CUSIP No. 40218L305                                        13D
___________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
 Longleaf Partners International Fund	I.D. No. 62-1749486
___________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
___________________________________________________________________
(3)  SEC USE ONLY
___________________________________________________________________
(4)  SOURCE OF FUNDS
     OO:  Funds of investment company shareholders
___________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                 [ ]
___________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Massachusetts
___________________________________________________________________
                                   :(7) SOLE VOTING POWER
                                   :
NUMBER OF SHARES BENEFICIALLY      :   None
OWNED BY EACH REPORTING PERSON     ________________________________
WITH                               :(8) SHARED VOTING POWER

                                   :    0 shares

                                   ________________________________
                                   :(9) SOLE DISPOSITIVE POWER
                                   :
                                   :   None
                                   ________________________________
                                   :(10) SHARED DISPOSITIVE POWER
                                   : 	0 shares

___________________________________________________________________
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0 shares
___________________________________________________________________
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
      CERTAIN SHARES
___________________________________________________________________
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      0.0%
___________________________________________________________________
(14)  TYPE OF REPORTING PERSON
      IV
___________________________________________________________________





CUSIP No. 40218L305                                         13D
___________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
     O. Mason Hawkins                         I.D. No. ###-##-####
___________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
___________________________________________________________________
(3)  SEC USE ONLY
___________________________________________________________________
(4)  SOURCE OF FUNDS
     OO:  None
___________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                 [ ]
___________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Citizen of United States
___________________________________________________________________
                                   :(7) SOLE VOTING POWER
                                   :   (Discretionary Accounts)
NUMBER OF SHARES BENEFICIALLY      :    None
OWNED BY EACH REPORTING PERSON     ________________________________
WITH                               :(8) SHARED VOTING POWER

                                   :    None
                                   ________________________________
                                   :(9) SOLE DISPOSITIVE POWER

                                   :    None
                                   ________________________________
                                   :(10) SHARED DISPOSITIVE POWER

                                   :    None
___________________________________________________________________
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       None  (See Item 2 )
___________________________________________________________________
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
      CERTAIN SHARES
___________________________________________________________________
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      0.0%
___________________________________________________________________
(14)  TYPE OF REPORTING PERSON
      IN
___________________________________________________________________



Item 1.  Security and Issuer

          The equity securities to which this statement on Schedule 13D relates are the ordinary shares (the "Securities") of Gulf Canada Resources Limited, a corporation formed under the Canada Business Corporations Act (the "Issuer"). The Issuer has its principal executive offices located at 401 - 9th Avenue, SW, Calgary, Alberta T2P2H7.

Item 2.  Identity and Background

          Subparagraphs (a), (b), and (c). This statement is being filed by Southeastern Asset Management, Inc. ("Southeastern"), an investment advisor registered with the Securities & Exchange Commission under the Investment Advisers Act of 1940, as amended. The address of its principal office is 6410 Poplar Avenue, Suite 900, Memphis, Tennessee 38119. Southeastern serves as an investment advisor to various individual clients, institutions(including qualified retirement plans), endowment funds and to Longleaf Partners Small-Cap Fund and Longleaf Partners International Fund, each a series of Longleaf Partners Funds Trust, a registered investment company organized as a Massachusetts business trust and having four series or portfolios. Longleaf Partners Small-Cap Fund and Longleaf Partners International Fund, which are joint filers of this Schedule 13D, may be reached c/o Southeastern Asset Management, Inc., 6410 Poplar Avenue, Suite 900, Memphis, Tennessee 38119.

          The Securities of the Issuer reported in Item 5 herein were acquired on behalf of the investment advisory clients of Southeastern Asset Management, Inc., including Longleaf Partners Small-Cap Fund and Longleaf Partners International Fund, under sole or shared discretionary authority granted Southeastern. None of the Securities are owned by or on behalf of Southeastern or by any of its directors or officers, or any Trustees or officers of Longleaf.

This statement is also being filed by Mr. O. Mason Hawkins, Chairman of the Board and Chief Executive Officer of Southeastern, in the event he could be deemed to be an indirect beneficial owner of the Securities reported by Southeastern through the exercise of voting control and/or dispositive power over the Securities as the result of his official positions or ownership of voting securities of Southeastern. Neither Southeastern nor Mr. Hawkins owns any Securities for its or his own account and each disclaims beneficial interest in any of the Securities reported herein.

         (d) During the last five years, neither Southeastern, Longleaf Partners Small-Cap Fund, Longleaf Partners International Fund, nor Mr. Hawkins has been convicted in any criminal proceeding.

          (e) During the last five years, neither Southeastern, Longleaf Partners Small-Cap Fund, Longleaf Partners International Fund, nor Mr. Hawkins has been a party to any civil or administrative proceeding involving any alleged violations of any securities laws.

          (f) Southeastern is a corporation organized and existing under the laws of the State of Tennessee; Longleaf Partners Funds Trust, of which Longleaf Partners Small-Cap Fund and Longleaf Partners International Fund are series, is a Massachusetts business trust. Mr. Hawkins is a citizen of the United States. The names, business addresses, and principal occupations of each director and executive officer of Southeastern, and each Trustee and executive officer of Longleaf Partners Small-Cap Fund and Longleaf Partners International Fund, are set forth in Schedule I.

Item 3.  Source and Amount of Funds or Other Consideration

The respective investment advisory clients of Southeastern used approximately $ 134,827,393 in the aggregate to purchase the Securities reported in this filing. All assets used to purchase Securities were assets of these respective clients and none were assets of Southeastern. In addition, none of the proceeds used to purchase the Securities were provided through borrowings of any nature.

Item 4.  Purpose of Transaction

	    Southeastern has filed this Amendment #3 to its Schedule 13D as a result of a decline in the percentage of beneficial ownership by its accounts of more than 1% of the Issuer's outstanding shares since the filing of its amended 13D on October 2, 2000. This percentage decline is a result of the following: Gulf Canada's increase in its number of shares outstanding from 353,983,524 shares at the time of our October 2, 2000 amended 13D filing to 541,807,075 shares as of December 31, 2000; sale by Southeastern of 5,713,000 shares of the Securities subsequent to the October 2, 2000 amended 13D filing for certain accounts in the ordinary course of business (pursuant to rebalancing and adjusting certain client portfolios). There have been no modifications to this Schedule 13D other than changes in connection with a change in the number and percentage of Securities owned.

          The Securities reported in this filing have been purchased and held for investment purposes on behalf of client accounts over which Southeastern has either sole or shared discretionary investment or voting power. The Securities are reported by Southeastern and by Mr. O. Mason Hawkins, Chairman of the Board and Chief Executive Officer in the event that either should be deemed to be a member of a group under Section 13(d)(3) or the beneficial owner of these Securities under the provisions of subparagraph (b)of Rule 13d-3 under the Securities Exchange Act of 1934. Beneficial ownership on the part of Southeastern and Mr. Hawkins as members of a group or as beneficial owners is expressly disclaimed, as permitted by Rule 13d-4. All purchases of Securities were made for investment purposes only, in the ordinary course of business of Southeastern as a registered investment advisor. Southeastern may purchase additional Securities on behalf of clients in the future, or may sell all or a part of the current holdings of the Securities.

          Southeastern is engaged in the business of investment management of its clients' assets and pursues an investment philosophy of identifying undervalued situations and acquiring positions in undervalued companies on behalf of its clients. In pursuing this investment philosophy, Southeastern analyzes the operations, capital structure and markets of companies in which its clients invest and continuously monitors the business operations of such companies through analysis of financial statements and other public documents, through discussions with knowledgeable industry observers, and with management of such companies, often at management's invitation.

          Southeastern qualifies as an institution which may elect to file securities ownership reports required by the Securities Exchange Act of 1934 on
Schedule 13G and, as a routine matter, Southeastern utilizes Schedule 13G for its reporting of the ownership positions held by its investment advisory clients. As the result of investment analysis or the occurrence of events, Southeastern may desire to participate in discussions with the particular portfolio company's management or with third parties about significant matters in which Southeastern may suggest possible courses of action to assist in building corporate intrinsic value per share or to cause the Company's true economic value to be recognized. In such situations, Southeastern may elect to convert a filing on Schedule 13G to a filing on Schedule 13D in order to be more active in corporate governance and management matters, and to have the ability to enter into discussions with third parties concerning proposed corporate transactions of a significant nature.

          In this situation, Southeastern intends to have conversations with the Issuer's management and/or one or more third parties regarding the possibility of an action or transaction of the type described in clauses (a) through (j) of Item 4 of the Schedule 13D form. To obtain the necessary flexibility to discuss any such possible action or transaction with the Issuer's management or with any such third parties, Southeastern converted its ownership filing on Schedule 13G to a filing on Schedule 13D on February 29, 2000. Southeastern has thus been able to discuss any such proposals with management of the Issuer and with the respective third parties as a means of fulfilling its fiduciary duties to its clients. As the result of its filing on
Schedule 13D, and depending on the circumstances, Southeastern and its clients could support one or more of the actions or transactions described in clauses
(a) through (j) of Item 4 of the Schedule 13D form.


Item 5.  Interest In Securities Of The Issuer

          (a) The aggregate number and percentage of Securities to which this
Schedule 13D relates is 42,487,960 shares of the ordinary shares of the Issuer, constituting approximately 7.8% of the 541,807,075 shares outstanding.

                          Common       %  of outstanding
                          Shares         Common Shares
                           Held
___________________________________________________________________
Voting Authority

Sole:                  20,531,500             3.8%
Shared:                19,826,560*            3.6%
None:                   2,129,900             0.4%

Total                  42,487,960             7.8%

 *Consists of shares owned by Longleaf Partners Small-Cap Fund (19,826,560 shares), a series of Longleaf Partners Funds Trust, an open-end management investment company registered under the Investment Company Act of 1940.

Dispositive Authority

Sole:                    22,661,400             4.2%
Shared:                  19,826,560*            3.6%

Total                    42,487,960             7.8%

 *Consists of shares owned by Longleaf Partners Small-Cap Fund (19,826,560 shares), a series of Longleaf Partners Funds Trust, an open-end management investment company registered under the Investment Company Act of 1940.


          (b) Southeastern generally has the sole power to dispose of or to direct the disposition of the Securities held for discretionary accounts of its investment clients, and may be granted the sole power to vote or direct the vote of such Securities; such powers may be retained by or shared with the respective clients for shared or non-discretionary accounts, for which Southeastern generally makes recommendations with respect thereto. Shares held by any Series of Longleaf Partners Funds Trust are reported in the "shared" category.

          (c) All purchase and sale transactions in the Securities during the past sixty days are set forth on Schedule II.

          (d) The investment advisory clients of Southeastern have the sole right to receive and, subject to notice, to withdraw the proceeds from the sale of the Securities, and the sole power to direct the receipt of dividends from any of the Securities held for their respective accounts. Such clients may also terminate the investment advisory agreements without penalty upon appropriate notice. Southeastern does not have an economic interest in any of the Securities reported herein.

          (e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer

          The powers of disposition with respect to Securities owned by discretionary private accounts of Southeastern are established in written investment advisory agreements between clients and Southeastern, which are entered into in the normal and usual course of the business of Southeastern as a registered investment advisor and which are generally applicable to all securities purchased for the benefit of each such discretionary private account. There are no special or different agreements relating to the Securities of the Issuer.

          The written investment advisory agreements with clients do not contain provisions relating to borrowing of funds to finance the acquisition of the Securities, acquisition of control, transfer of securities, joint ventures, or any of the other transactions listed in the instructions to Item 7 of
Schedule 13D other than voting of proxies. In connection with voting, Southeastern may be allowed or directed to vote the proxies received by accounts classified as "discretionary" or "shared" accounts; such authority is generally retained by the clients for accounts classified as "non-discretionary".

Item 7.  Material to be Filed as an Exhibit

Schedule I. Information with Respect to Directors and Officers of Southeastern Asset Management, Inc., Longleaf Partners Small-Cap Fund, and Longleaf Partners International Fund.

Schedule II. Purchase and Sale Transactions in the Past Sixty Days.




SIGNATURES

 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 22, 2001

SOUTHEASTERN ASSET MANAGEMENT, INC.

By /s/ Charles D. Reaves
_______________________________
Charles D. Reaves
Vice President & General Counsel

LONGLEAF PARTNERS SMALL-CAP FUND
LONGLEAF PARTNERS INTERNATIONAL FUND

By /s/ Charles D. Reaves
_______________________________
Charles D. Reaves
Executive Vice President

O. MASON HAWKINS
(Individually)

/s/ O. Mason Hawkins
_______________________________

                        Joint Filing Agreement

In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of this Schedule 13G with respect to the Securities of the Issuer and further agree that this joint filing agreement be included as an exhibit to this Schedule 13G. In evidence thereof, the undersigned hereby execute this Agreement as of February 22, 2001.

Southeastern Asset Management, Inc.

                              By  /s/ Charles D. Reaves
 					__________________________________
Charles D. Reaves
                              Vice President and General Counsel

                              Longleaf Partners Small-Cap Fund
					Longleaf Partners International Fund

                              By /s/ Charles D. Reaves
                              _______________________________
                              Charles D. Reaves
                              Executive Vice President

                              O. Mason Hawkins, Individually

                              /s/ O. Mason Hawkins
                              _______________________________

                                    SCHEDULE I

                      Information with Respect to Executive
                              Officers and Directors

     The following information is disclosed for each of the directors and executive officers of Southeastern: name; business address; and present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. Unless otherwise specified, the principal employer of each such individual is Southeastern Asset Management, Inc., having its principal executive offices located at 6410 Poplar Ave., Suite 900, Memphis, Tennessee 38119. Each individual identified below is a citizen of the United States.

    To the knowledge of management of Southeastern, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

                SOUTHEASTERN ASSET MANAGEMENT, INC.
Directors

O. Mason Hawkins: Director, Chairman of the Board and Chief Executive Officer of Southeastern Asset Management, Inc.; Chairman of the Board, Chief Executive Officer, Co-Portfolio Manager of Longleaf Partners Funds.

G. Staley Cates:	Director and President of Southeastern Asset Management,
Inc.; Trustee, President and Co-Portfolio Manager Longleaf Partners Funds.

Frank N. Stanley, III: Director and Vice President of Southeastern Asset Management, Inc.

Other Officers

 James H. Barton        Vice President
 John B. Buford         Vice President
 C. T. Fitzpatrick      Vice President
 Lee B. Harper          Vice President
 Randy D. Holt          Vice President and Secretary
 Andrew R. McCarroll    Vice President and Assistant General Counsel
 E. Andrew McDermott    Vice President
 Joseph L. Ott          Vice President and Treasurer
 Charles D. Reaves      Vice President and General Counsel
 Deborah L. Sullivan    Vice President-Trading
 James E. Thompson, Jr. Vice President








                    LONGLEAF PARTNERS SMALL-CAP FUND
LONGLEAF PARTNERS INTERNATIONAL FUND

The following information is disclosed for each of the directors and executive officers of Longleaf Partners Small-Cap Fund and Longleaf Partners International Fund: name; address; and present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. Each individual identified below is a citizen of the United States. The address of each individual for purposes of correspondence is c/o Southeastern Asset Management, Inc., 6410 Poplar Avenue, Suite 900, Memphis, Tennessee 38119.

    To the knowledge of management of Longleaf Partners Small-Cap Fund and Longleaf Partners International Fund, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

Trustees

O. Mason Hawkins: Director, Chairman of the Board and Chief Executive Officer of Southeastern Asset Management, Inc.; Chairman of the Board, Chief Executive Officer, Co-Portfolio Manager of Longleaf Partners Funds.

G. Staley Cates: Director and President of Southeastern Asset Management, Inc.; Trustee, President and Co-Portfolio Manager Longleaf Partners Funds.

Chadwick H. Carpenter, Jr.: Trustee of Longleaf Partners Funds; private investor and consultant.

Daniel W. Connell, Jr.: Trustee of Longleaf Partners Funds; Senior Vice President-Marketing, Jacksonville Jaguars, Ltd.

Steven N. Melnyk: Trustee of Longleaf Partners Funds; private investor and consultant.

C. Barham Ray: Trustee of Longleaf Partners Funds; Chairman of the Board and Secretary, SSM Corporation.

Other Officers

 Julie M. Douglas		Executive Vice President - Operations, CFO
 Lee B. Harper          Executive Vice President - Marketing
 Randy D. Holt          Vice President
 Andrew R. McCarroll    Vice Pres., Secretary  and Assistant General Counsel
 E. Andrew McDermott	Vice President and Assistant Portfolio Manager,
Longleaf Partners International Fund
 Charles D. Reaves      Executive Vice President; General Counsel
 Frank N. Stanley, III	Vice President




SCHEDULE II

PURCHASE AND SALE TRANSACTIONS IN THE LAST 60 DAYS

		All transactions listed below were normal, open-market transactions effected for Southeastern's clients on either the New York or the Toronto
Stock Exchange. Price per share excludes commissions.

Transaction Type		Date		Quantity		Price Per Share

Sale				01-11-01	 10,000		$5.5527
Sale				02-01-01	200,000		$5.4813
Sale				02-09-01	584,000		$5.4897
Sale				02-12-01  1,435,000		$5.5504


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